Exhibit 99.2

ALARUM TECHNOLOGIES LTD.

TEL AVIV, ISRAEL

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 7, 2025

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Alarum Technologies Ltd. (the “Company”) for use at the Company’s annual and extraordinary general meeting of shareholders (the “Meeting”) to be held on August 7, 2025, at 3:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the American Depositary Shares representing the Company’s ordinary shares, no par value, and ordinary shares, no par value, of the Company (the “ADSs” and “Ordinary Shares”, respectively) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement (the “Proxy Statement”), the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in the Proxy Statement.

Two or more shareholders present, personally or by proxy, holding not less than 15% (fifteen percent) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until August 7, 2025, at 5:00 p.m. Israel time (the “Adjourned Meeting”). If a quorum is not present at the Adjourned Meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), each of Proposals No. 1 and 2 described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

Pursuant to the Companies Law, the approval of Proposal No. 3, as described below, requires the affirmative vote of the Company’s shareholders holding at least a majority of Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) such a majority includes at least the majority of the votes of shareholders who are not controlling shareholders or do not have personal interest in the approval of the transaction (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (a “Special Majority”).

As defined under the Companies Law, “personal interest” means: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

As defined under the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. As of the date of this Proxy Statement, the Company is not aware of any controlling shareholders as defined above, and therefore believe that, other than the Company’s directors, officers and their relatives, none of the Company’s shareholders should have a personal interest in the proposed resolutions herein.

According to the Companies Law Regulations (exemptions for companies whose securities are listed for trading on a stock exchange outside of Israel) 5760-2000, by signing and submitting the attached proxy card, a shareholder declares and approves that he or she has no personal interest in the approval of any of the items on the Meeting agenda that requires such declaration under the Companies Law, with the exception of a personal interest that the shareholder positively informed the Company about via email (as detailed in the attached proxy card).

Proposal 4 will not involve a vote by the shareholders and accordingly there is no proposed resolution.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent (1%) of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting (and in case of a proposed additional agenda item for nominating or removal of a director, at least five percent (5%) of the outstanding voting rights of the Company), to the Company’s offices, or via email (contact details below), no later than July 9, 2025.

Shareholders or ADS holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company (contact details below). Any Position Statement received will be furnished to the Securities and Exchange Commission (“SEC”) on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il. Position Statements should be submitted to the Company no later than July 28, 2025. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to any Position Statement will be submitted no later than August 1, 2025.

Contact details: Alarum Technologies Ltd., c/o Mr. Shai Avnit, Chief Financial Officer or Adv. Omer Weiss, General Counsel, at 30 Ha’Arbaa Street, P. O. Box 174, Israel 6473926, e-mail addresses: shai.avnit@alarum.io; omer.weiss@alarum.io.

It is noted that there may be changes on the agenda after publishing the Proxy Statement, and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

To Re-appoint PwC Israel, Certified Public Accountants, as the independent auditor of the Company and to authorize the board of directors of the

Company to determine their remuneration until the next annual general meeting of the shareholders of the Company

Under the Companies Law, the appointment of an independent auditor requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved, pursuant to the recommendation of the Company’s audit committee, the re-appointment of the accounting firm of PwC Israel, Certified Public Accountants (“PwC Israel”), as the independent auditor of the Company until the next annual general meeting of the Company’s shareholders, after examining, among other things, its expertise, experience in the industry in which the Company operates, the length of time it has served as an auditor of the Company and its independence as an auditor, and asks the Company’s shareholders to authorize the Board of Directors to determine their remuneration until the next annual general meeting.

The Board of Directors believes that the re-appointment of PwC Israel as the independent auditor of the Company is appropriate and in the best interests of the Company and its shareholders.

For additional information on the fees paid by the Company and its subsidiaries to PwC Israel in each of the previous two fiscal years, please see Item 16C. ‘Principal Accountant Fees and Services’ in the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 20, 2025.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-appoint PwC Israel as the independent auditor of the Company, and to authorize the Board of Directors of the Company to determine their remuneration until the next annual general meeting of the shareholders of the Company.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

TO RE-APPOINT MR. CHEN KATZ AND MR. AVI RUBINSTEIN, EACH AS A CLASS III DIRECTOR OF THE COMPANY

Background

Under the Companies Law and the Company’s amended and restated articles of association (the “Articles”), the policy and supervision of the Company’s business is vested in the Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to the Company’s shareholders.

The Articles provide that the Company may have at least three (3) and not more than twelve (12) directors.

The Company’s Board of Directors currently consists of six directors. In accordance with the Articles, the Company’s directors are divided into three classes with staggered three-year terms. Each class of directors consists, as practically as possible, of one-third of the total number of directors constituting the entire Board of Directors. At each annual general meeting of shareholders, the appointment or re-appointment of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such appointment or re-appointment. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of the Company’s shareholders at a general meeting of the Company’s shareholders, provided that such majority constitutes more than 50% of the Company’s issued and outstanding share capital, or upon the occurrence of certain events, in accordance with the Companies Law and the Articles.

The Company’s directors are divided among three classes as follows:

(i)	The Company’s Class I directors are Ms. Rakefet Remigolski and Mr. Yehuda Halfon, whose current terms expire at the Company’s 2026 annual general meeting and upon the election and qualification of their respective successors;

(ii)	The Company’s Class II directors are Mr. Shachar Daniel and Mr. Moshe Tal, whose current terms expire at the Company’s 2027 annual general meeting and upon the election and qualification of their respective successors; and

(iii)	The Company’s Class III directors are Mr. Chen Katz and Mr. Avi Rubinstein, whose current terms expire at the Meeting.

The Board of Directors has approved the nomination of Mr. Katz and Mr. Rubinstein for re-appointment to the Board of Directors, each as a Class III director for a three-year term and recommends that the Company’s shareholders re-appoint Mr. Katz and Mr. Rubinstein, each as a Class III director for a three-year term.

Subject to the re-appointment of Mr. Katz as a Class III director at the Meeting, Mr. Katz shall continue to hold the position of Chairman of the Board of Directors.

Mr. Katz and Mr. Rubinstein, whose professional backgrounds are provided below, have each advised the Company that they are willing, able and ready to serve as a Class III director if appointed. Additionally, in accordance with the Companies Law, Mr. Katz and Mr. Rubinstein, have each certified to the Company that they meet all the requirements of the Companies Law for appointment as a director of a public company, they possess the necessary qualifications and have sufficient time to fulfill their duties as directors of the Company, taking into account the size and needs of the Company.

If reappointed at the Meeting, both Mr. Katz and Mr. Rubinstein will continue to benefit from the indemnification and exemption letter agreements that the Company previously entered into with each of them, as well as from the Company’s directors’ and officers’ liability insurance policy, as in effect from time to time.

In his capacity as the Chairman of the Board of Directors, subject to his re-appointment, Mr. Katz shall continue to be entitled to the compensation terms set forth in his service agreement with the Company, as approved by the Company’s shareholders on August 28, 2023.

In his capacity as member of the Board of Directors, subject to his re-appointment, Mr. Rubinstein will continue to be entitled to following fees: (i) an annual fee of NIS 60,000 (approximately $17,6891) and (ii) an attendance fee of NIS 2,500 (approximately $737) per meeting, which amounts are less than the maximum amounts set forth in the second and third appendices of the Companies Regulations (Rules concerning Compensation and Expenses of an External Director), 5760-2000.

Set forth below is certain biographical information regarding the background and experience of Mr. Katz and Mr. Rubinstein:

Mr. Chen Katz

Mr. Chen Katz has served as Chairman of the Board of Directors since January 2019. Mr. Katz is also a director of Nanomedic Technologies Ltd., Coral Smart Pool Inc. and Nicast Ltd., where he serves as the chairman of the board, Inrom Construction Industries Ltd. (TASE: INRM), Coral Smart Pool Ltd., Nanomedic Technologies Inc. NCK Capital Ltd. and Tripod Investments. Mr. Katz is also a Co-Founder and director of Connexa Capital Ltd. since February 2022. Between 2006 and 2020, Mr. Katz served as the chief executive officer of TechnoPlus Ventures Ltd. (TASE: TNPV), an Israeli investment firm. From 2012 until 2021, Mr. Katz served on the board of directors of Compulab Ltd. (TASE: CLAB) and from 2018 to 2024, he served on the board of directors of Aminach Furniture and Mattresses Industry Ltd. Mr. Katz is a member of the Israel Bar Association. Mr. Katz holds a European Master-in-Law and Economics (EMLE) from the Complutense University of Madrid and an LL.B. from the University of Haifa.

[1]	All USD amounts are based on an exchange rate of USD 1: NIS 3.392, on June 27, 2025

Mr. Avi Rubinstein

Mr. Avi Rubinstein n has served on the Board of Directors since October 2021. Mr. Rubinstein also serves as the President of Ilanor Ltd. Prior to his appointment as a director, Mr. Rubinstein served as Chief Business Officer of the Company’s subsidiary, Safe-T Data A.R Ltd., from February 2020 until October 2021. Prior to joining Safe-T Data, from 2014 to 2015, Mr. Rubinstein served as Vice President, Product Marketing and Business Development of Nice Systems Ltd. (Nasdaq: NICE). Mr. Rubinstein co-founded Inpedio BV, a provider of cyber solutions, and served as its chief executive officer between 2016 and 2019. After serving as co-founder of Ectel Ltd., and general manager of Ectel US Inc. and was the co-founder of StorWiz in 2004, which was acquired by IBM in 2010. He also was the co-founder and chief executive officer of VideoCodes in 2004, which was acquired by Thompson in 2008. Mr. Rubinstein also served as a member of the Company’s advisory board between 2014 and 2019, and with CyberX Labs (cyber defense for critical infrastructure) since 2014 and also provided management and/or consulting services on an hourly basis to different companies between 2008 to 2020.

It is proposed that the following separate resolutions be adopted at the Meeting:

“RESOLVED, to re-appoint Mr. Chen Katz as a Class III director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such re-appointment and until he ceases to serve in his office in accordance with the provisions of the Articles or any law, whichever is the earlier.”

“RESOLVED, to appoint Mr. Avi Rubinstein as a Class III independent director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such election and until he ceases to serve in his office in accordance with the provisions of the Articles or any law, whichever is the earlier.

The re-appointment of each of Mr. Katz and Mr. Rubinstein, respectively, as a Class III director, as mentioned above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote “FOR” the above proposals.

PROPOSAL 3

to approve a grant of RESTRICTED sHARE UNITS to Mr. SHACHAR DANIEL, the

COMPANY’S CHIEF EXECUTIVE OFFICER AND A DIRECTOR

On June 17, 2025, and on June 19, 2025 (the “Date of Grant”), the Company’s compensation committee (the “Compensation Committee”) and the Board of Directors, respectively, approved and recommended that the Company’s shareholders approve, a grant of restricted share units (“RSUs”) to Mr. Shachar Daniel, the Company’s Chief Executive Officer and a director, under the Company’s Amended and Restated Global Incentive Plan (the “Global Incentive Plan”).

The recommended grant consists of 399,996 RSUs (equal to 40,000 ADSs), to be granted to Mr. Daniel (the “Grant of RSUs to Mr. Daniel”). The value of the Grant of RSUs to Mr. Daniel and its terms are in line with the Company’s compensation policy (the “Compensation Policy”). According to the Compensation Policy, the Company’s Chief Executive Officer is entitled to an annual long-term component of his remuneration of up to NIS 2,150,000 (approximately $633,844). The value of 2025 long-term remuneration based on the proposed Grant of RSUs to Mr. Daniel, amounted on the board approval date to a total of approximately NIS 1,360,667 (approximately $392,296).

Together with 8,539 ADSs (equivalent to 85,390 Ordinary Shares) purchased in the open market, and with 199,998 Ordinary Shares that resulted from the exercise of previously granted RSUs, and the outstanding RSUs and options to purchase 924,021 Ordinary Shares (all together sum to an aggregate of 1,609,405 Ordinary Shares or 160,940 ADSs), granted to Mr. Daniel in aggregate in the past, Mr. Daniel’s holdings will be equal to approximately 2.25% of the Company’s issued and outstanding share capital on a fully diluted basis as of the date of this Proxy Statement, assuming the full exercise of Mr. Daniel’s options and RSUs, and his only.

The Grant of RSUs to Mr. Daniel is subject to a standard vesting of three years, as follows (the “Vesting Schedule”): (i) 66,666 of the RSUs granted will vest on January 19, 2026 (the “First Installment”); and (ii) 33,333 of the granted RSUs will vest each quarter for 10 quarters, following the First Installment.

The Vesting Schedule may be accelerated upon the occurrence of Change of Control Event (as defined below).

“Change of Control Event” means any of the following: (i) acquisition (including an exchange) of more than 50% of the share capital of the Company by non-Affiliate (as such term is defined in the Company’s Compensation Policy) holder, or a sale (including an exchange) of all or substantially all of the shares of the Company to any person, or a purchase by a shareholder of the Company or by an Affiliate of such shareholder of all the shares of the Company held by all or substantially all other shareholders or by other shareholders who are not Affiliated with such acquiring party; (ii) a sale of all or substantially all of the assets of the Company; and (iii) a merger (including, a reverse merger and a reverse triangular merger), consolidation amalgamation or like transaction of the Company with or into another corporation. It is clarified that the Company’s Board of Directors will be entitled to change the definition of “Change of Control Event” at any time.

The RSUs are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961.

In making its recommendation with regard to the approval of the Grant of RSUs to Mr. Daniel, the Compensation Committee and the Board of Directors each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder and also considered, inter alia: (i) the factors included in the Compensation Policy, including, the position, responsibilities, background and experience of Mr. Daniel; (ii) that the Grant of RSUs to Mr. Daniel reflects a fair and reasonable value for the Mr. Daniel’s contribution and achievements as the Company’s Chief Executive Officer; (iii) that the Grant of RSUs to Mr. Daniel is in accordance with the Compensation Policy; (iv) Mr. Daniel’s significant ongoing contributions to the Company’s business progress and achievements; and (v) that the Grant of RSUs to Mr. Daniel is reasonable and fair under the circumstances.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant Mr. Shachar Daniel RSUs, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 4

PRESENTATION OF THE COMPANY’S FINANCIAL STATEMENTS AND
ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

Pursuant to the Companies Law, the Company is required to present the Company’s financial statements and annual report for the year ended December 31, 2024, to the Company’s shareholders. The Company’s financial statements and annual report for the year ended December 31, 2024, filed on Form 20-F with the SEC on March 20, 2025, are available on the SEC’s website at the following address:

https://www.sec.gov/ix?doc=/Archives/edgar/data/1725332/000121390025025287/ea0234101-20f_alarum.htm and on the Israel Securities Authority distribution website at the following address:

https://maya.tase.co.il/he/reports/companies/1652483

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and annual report for the year ended December 31, 2024.

This agenda proposal will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the TASE and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share for Purposes of Voting at General Meetings), 5760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 30 Ha’Arbaa Street, P. O. Box 174, Tel-Aviv 6473926, Israel.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760-2000), the Company also files reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority distribution website at http://www.magna.isa.gov.il and the TASE website at http://www.maya.tase.co.il.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as other companies incorporated in states within the United States whose securities are registered under the Exchange Act. The notice of the Meeting and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JULY 2, 2025. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JULY 2, 2025, AND THE DISCLOSURE OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Alarum Technologies Ltd.
Chen Katz, Chairman of the Board of Directors